Exhibit 99.1

PRESS RELEASE

Kyivstar to Expand Digital Healthcare Offering in Ukraine with Tabletki.ua Acquisition

Kyiv, February 10, 2026 - Kyivstar Group Ltd. (Nasdaq: KYIV; KYIVW) (“Kyivstar”), Ukraine's leading digital operator and the first Ukrainian company to trade on the Nasdaq, has today signed a definitive agreement and completed the transaction to acquire 100% of Tabletki.ua for a consideration of USD 160 million, which will be paid in full in Ukrainian hryvna in Ukraine. Tabletki.ua is one of Ukraine’s most widely used digital marketplaces for healthcare products that enables consumers to find, compare, and book medicines and other products at Ukrainian pharmacies.

Tabletki.ua facilitates customers’ access to medicines and healthcare, as well as nutrition and consumer products, aggregating data on the availability and pricing of medicines, medical devices and more. Tabletki.ua joins Kyivstar’s widening portfolio of digital services, including digital healthcare platform Helsi, ride-hailing and delivery service Uklon, digital media platform Kyivstar TV and the MyKyivstar superapp.

“Even in challenging times, Ukrainian businesses like Tabletki.ua are enabling millions of Ukrainians to benefit from convenient, digital-first solutions, supporting the growth and resilience of the country,” said Oleksander Komarov, President of Kyivstar. “Tabletki.ua already plays a vital role in everyday life for millions of Ukrainians This acquisition will allow us to combine Kyivstar’s successful track record of running and growing digital businesses with Tabletki.ua’s solid foundations to expand digital healthcare to a wider customer base and offer more convenience for all.”

Tabletki.ua partners with more than 14,000 pharmacies across Ukraine, and facilitated an average of 14 million online bookings per month in 2025, reflecting its role as a trusted, everyday healthcare tool for Ukrainian families. The gross merchandise value (GMV) of bookings facilitated through the platform amounted to UAH 45 billion (USD 1,056 million) for FY2024 and UAH 57.3 billion (USD 1,191 million) for the last 12 months (“LTM”) ending September 30, 2025.

Based on unaudited management accounts, Tabletki.ua generated LTM EBITDA of USD 24 million and LTM net profit of USD 20 million as of September 30, 2025. The agreed consideration of USD 160 million corresponds to a price to LTM earnings (PE) ratio of 8.0X.

Today, Kyivstar also published a presentation for investors that provides further information about Tabletki.ua and the strategic rationale for the acquisition. The presentation is available on the Kyivstar website here: https://investors.kyivstar.ua/static-files/4695eb4f-e085-4a5e-bad6-f4fc71d51d87

About Kyivstar Group Ltd.

Kyivstar Group Ltd. (“Kyivstar”) is a Nasdaq-listed holding company that operates JSC Kyivstar, Ukraine’s leading digital operator and the first Ukrainian company to list on a U.S. stock exchange.Kyivstar’s companies provide a broad range of connectivity and digital services, including mobile and fixed-line voice and data, ride-hailing, e-health, digital TV, and enterprise solutions such as Big Data, cloud, and cybersecurity.

Together with VEON, Kyivstar intends to invest USD 1 billion in Ukraine between 2023-2027, through investments in infrastructure, technological development and strategic acquisitions, as well as charitable donations for social projects.

For more information, please visit https://investors.kyivstar.ua.

Nasdaq tickers: KYIV; KYIVW

About JSC Kyivstar

JSC Kyivstar is Ukraine’s leading digital operator, serving more than 22.5 million mobile customers and over 1.2 million home internet fixed line customers as of September 30, 2025. The company provides services using a wide range of mobile and fixed technologies, including 4G, Big Data, cloud solutions, cybersecurity services, digital TV, and more. JSC Kyivstar is advancing new telecommunication technologies in Ukraine and together with VEON plans to invest USD 1 billion in this direction between 2023-2027.

JSC Kyivstar is wholly owned by Kyivstar Group Ltd. (Nasdaq: KYIV; KYIVW), the first Ukrainian company to have its shares traded on the U.S. stock exchange Nasdaq.

The company contributes to overcoming the challenges of wartime and, over the past three years, has allocated over UAH 3.4 billion to support the Defense Forces, its subscribers, and the implementation of social projects. JSC Kyivstar has operated in Ukraine for 27 years and is recognized as the largest taxpayer in the digital communications market, a top employer, and a socially responsible company.

Additional information: pr@kyivstar.net, www.kyivstar.ua.

Disclaimer

This press release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements relating to, among other things, the closing of Kyivstar’s acquisition of Tabletki.ua, the expected impact of the acquisition for Kyivstar Group and the expected financial performance of Kyivstar Group post the acquisition. There are numerous risks and uncertainties that could cause actual results and performance to differ materially from those expressed by such statements, including risks relating to the closing of Kyivstar’s acquisition of Tabletki.ua, the expected impact of the acquisition for Kyivstar Group, the expected financial performance of Kyivstar Group post the acquisition, as well as Kyivstar’s ability to achieve anticipated results and business objectives, among others discussed in the section entitled “Risk Factors” included in the final prospectus filed by Kyivstar with the U.S. Securities and exchange Commission (“SEC”) on January 30 , 2025, as amended and supplemented from time to time, and in any other subsequent filings with the SEC by Kyivstar. Kyivstar disclaims any obligation to update or revise any forward-loooking statements contained in this press release, other than to the extent required by applicable law.

Additionally, this press release includes certain financial information and data of Tabletki. derived from preliminary, unaudited management accounts as of the dates indicated and is subject to completion of customary financial closing, review, and audit procedures. This information is provided for informational purposes only and should not be regarded as a complete statement of financial results or relied upon as necessarily indicative of historical or future performance.